EXHIBIT 21


LIST OF SUBSIDIARIES:

     SCOTT'S LIQUID GOLD-INC. (the "Company") wholly owns seven subsidiaries:

     Advertising Promotions Incorporated

     Aquafilter Corporation

     Colorado Product Concepts, Inc.

     Neoteric Cosmetics, Inc.

     SLG Chemicals, Inc.

     SLG Plastics, Inc.

     SLG Touch-A-Lite, Inc. (inactive)

     All of the foregoing subsidiaries are incorporated in the State of Colorado.